

February 26, 2010

Mr. H.C. Allen, Jr.
Chief Financial Officer and Manager
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, TX 75219

> **Re:** **Dorchester Minerals, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy**
> **Filed February 27, 2009**
> **File No. 0-50175**

Dear Mr. Allen:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kari Potts, Esq.
Thompson & Knight LLP
Facsimile: (512) 482.5055